SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Harris Oakmark ETF Trust

Address of Principal Business Office:	111 S. Wacker Drive, Suite 4600 Chicago, Illinois 60606-4319

Telephone Number:	(312) 646-3600

Name and Address of Agent for Service of Process:	Joseph J. Allessie, Esq.
Harris Oakmark ETF Trust
c/o Harris Associates L.P.
111 S. Wacker Drive, Suite 4600
Chicago, Illinois 60606

With copies to:
Ndenisarya M. Meekins Esq.
K&L Gates LLP
1601 K Street, N.W.
Washington, D.C. 20006-1600

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Harris Oakmark ETF Trust has caused this notification of registration to be duly signed on its behalf in the city of Chicago and the state of Illinois on the 30th day of August, 2024.

HARRIS OAKMARK ETF Trust

By:	/s/ Rana J. Wright
Rana J. Wright
President

Attest:	/s/ Joseph J. Allessie
Joseph J. Allessie
Secretary